Exhibit 12.1

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Six Months Ended June 30,	For the Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$95,359	$660,047	$487,964	$703,398	$683,756	$652,049
Add: Non-controlling interest losses (income) in consolidated subsidiaries	116	222	262	255	271	142
Add:
Interest expense	27,067	71,843	81,944	70,974	79,853	76,490
Appropriate portion of rents (a)	15,699	34,439	29,833	28,245	25,724	20,475

Earnings available for fixed charges	$138,241	$766,551	$600,003	$802,872	$789,604	$749,156

Fixed Charges:
Interest expense	$27,067	$71,843	$81,944	$70,974	$79,853	$76,490
Appropriate portion of rents (a)	15,699	34,439	29,833	28,245	25,724	20,475

Fixed charges	$42,766	$106,282	$111,777	$99,219	$105,577	$96,965

Ratio of earnings to fixed charges	3.23 X	7.21 X	5.37 X	8.09 X	7.48 X	7.73 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.